ThinkEquity

A Division of Fordham Financial Management, Inc.

17 State Street, 22nd Fl.

New York, NY 10004

VIA EDGAR

July 10, 2020

Daniel Morris

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc. (the “Company”)
Registration Statement on Form S-1/A, filed on July 10, 2020
File No. 333-239032

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, ThinkEquity, a division of Fordham Financial Management, Inc., acting as representative of the underwriters, hereby joins FAT Brands Inc. in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5.00 pm, Eastern Time, on July 13, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated July 10, 2020 to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

THINKEQUITY

A Division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking